UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2011

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat bhp billiton resourcing the future BHP Billiton Limited BHP Billiton Centre, 180 Lonsdale Street Melbourne Victoria 3000 Australia GPOBox86A Melbourne Victoria 3001 Australia Tel+61 1300 55 47 57 Fax +61 3 9609 4372 Bhpbilliton.com 19 April 2011 Australian Securities Exchange 530 Collins Street Melbourne Victoria 3000 AUSTRALIA Notice of Cancellation of Shares Please find attached Form 484 notifying the Australian Securities and Investment Commission of the cancellation of 146,899,809 shares acquired from shareholders under the BHP Billiton Limited off-market share buy-back. Jane McAloon Group Company Secretary A member of the BHP Billiton Group, which is headquartered in Australia Registered Office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia ABN 49 004 028 077

Australian Securities & Investments Commission Form 484 Corporations Act 2001 Change to company details Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of: A1 Change of address A2 Change of name – officeholders and proprietary company members A3 Change – ultimate holding company B1 Cease company office holder B2 Appoint company officeholder B3 Special purpose company C1 Cancellation of Shares C2 Issue of shares C3 Change to share structure C4 Changes to the register of members for proprietary companies If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement Company details Company name BHP Billiton Limited ACN/ABN 49 004 028 077 Refer to guide for information about corporate key Corporate key Lodgement details An image of this form will be available as part of the public register. Who should ASIC contact if there is a query about this form? ASIC registered agent number (if applicable) Firm/organisation BHP Billiton Limited Contact name /position description Telephone number(during business hours) Libby Joyner/Deputy Company Secretary +613 96092339 Email address (optional) Postal address 180 Lonsdale Street Suburb/City – State/Territory Postcode Melbourne VIC 3000 Signature This form must be signed by a current officeholder of the company. I certify that the information in this cover sheet and the attached sections of this form are true and complete. Name Jane McAloon Capacity Director Company secretary Signature Date signed 1 8 0 4 11 [D D] [M M] [Y Y] Lodgement Send completed and signed forms to: Australian Securities and Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841. Or lodge the form electronically by visiting the ASIC website www.asic.gov.au For help or more information Telephone 1300 300 630 Email info.enquiries@asic.gov.au Web www.asic.gov.au ASIC Form 484 1 July 2010 Cover page

Section C completion guide Standard share codes Refer to the following table for the share class codes for sections C1. C2, C3 and C4 Share class code Full title Share class code Full title A A PRF preference B B .etc CUMP cumulative preference EMP employee’s NCP non-cumulative preference FOU founder’s REDP redeemable preference LG life governor’s NRP non-redeemable preference MAN management CRP cumulative redeemable preference ORD ordinary NCRP non-cumulative redeemable preference RED redeemable PARP participative preference SPE special If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title. Sections to complete Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional. C1 — Cancellation of shares C2—Issue of shares C3— Change to share structure table C4—Change to members register Issue of shares Proprietary company Public company if in response to the Annual company statement if not in response to the Annual company statement Not required Not required Not required Preferred Not required Not required Cancellation of shares Proprietary company Public company if in response to the Annual company statement if not in response to the Annual company statement Not required Not required Not required Transfer of shares Proprietary company Public company if in response to the Annual company statement if not in response to the Annual company statement Changes to amounts paid Proprietary company Public company if in response to the Annual company statement if not in response to the Annual company statement Changes to beneficial ownership Proprietary company Public company if in response to the Annual company statement if not in response to the Annual company statement To notify ASIC about a division or conversion of a class of shares, you must lodge a Form 211 within 28 days of the change occurring. To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a Form 2205B within 28 days of the change occurring. ASIC Form 484 1 July 2010 Section C Page 1 of 5

C1 Cancellation of shares Reason for cancellation Please indicate the reason that shares have been cancelled (select one or more boxes) Redeemable preference shares – S.254J Redeemed out of profits Redeemed out of proceeds of a fresh issue of shares Capital reduction – S.256A – S.256E Single shareholder company Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place Share buy-back – ss.257H(3) Minimum holding buy-back by listed company Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place Forfeited shares – S.258D Shares returned to a public company – ss.258E(2) & (3) Under section 651C, 724(2), 737 or 738 Under section 1325A (court order) Other Description Give section reference Details of cancelled shares List the details of shares cancelled in the following table Share class code Number of shares cancelled Amount paid (cash or otherwise) ORD 146.899809 A6,000,857,197,65 Earliest date of change Please indicate the earliest date that any of the above changes occurred. 1 1/ 0 4/ 11 [D D] [M M] [Y Y] ASIC Form 484 1 July 2010 Section C Page 2 of 5

C2 Issue of shares List details of new share issues in the following table. Share class code Number of shares issued Amount paid per share Amount unpaid per share Please indicate the earliest date that any of the above changes occurred Earliest date of change If shares were issued for other than cash, were some or all of the shares issued under a written contract? Yes If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract. No if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208. C3 Change to share structure Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here. Share Full title if not standard Total number of Total amount Total amount class code shares (current after changes) paid on these shares unpaid on these shares Earliest date of change Please indicate the earliest date that any of the above changes occurred [D D M M Y Y] Lodgement details Is this document being lodged to update the Annual Company Statement that was sent to you? Yes No ASIC Form 484 1 July 2010 Section C Page 3 of 5

C4 Changes to the register of members for proprietary companies Use this section to noti& changes to the register of members for your proprietary company (changes to the shareholdings of members): • If there are 20 members or less in a share class, all changes need to be notified • If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B) • If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned The changes apply to Please indicate the name and address of the member whose shareholding has changed Family name Given names OR Company name ACN/ARBN/ABN Office, unit, level, or PO Box number Street number and Street name Suburb/City State/Territory Postcode Country (if not Australia) Earliest date of change Please indicate the earliest date that any of the following changes occurred. Date of change [D D M M Y Y] The changes are Beneficially held usually means that the owner of the shares Is entitled to the direct benefit from the shares. For example, benefits could include the entitlements to payments in relation to any dividends. Shares held by a person as trustee, nominee or on account of another person are non-beneficially held. Share class code Shares increased by .(number) Shares decreased by .(number) Total number now held Total $ paid on these shares Total $ unpaid on these shares Fully paid (yin) Beneficially held (yin) Top 20 member (yin) Date of entry of member’s name in register (New members only) Date of entry [D D M M Y Y] ASIC Form 484 1 July 2010 Section C Page 4 of 5

C4 Continued. Further changes to the register of members for proprietary companies Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members): • If there are 20 members or less in a share class, all changes need to be notified • If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B) • If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned The changes apply to Please indicate the name and address of the member whose shareholding has changed Family name Given names OR Company name ACN/ARBN/ABN Office, unit, level, or PO Box number Street number and Street name Suburb/City State/Territory Postcode Country (if not Australia) Earliest date of change Please indicate the earliest date that any of the following changes occurred. Date of change [D D M M Y Y] The changes are Share class Code Shares increased by .(number) Shares decreased by .,(number) Total number now held Total $ paid on these shares Total $ unpaid on these shares Fully paid (yin) Beneficially held (yin) Top 20 member (yin) Date of entry of member’s name in register (New members only) Date of entry [D D M M Y Y] ASIC Form 484 1 July 2010 Section C Page 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: April 19, 2011	By:	/s/Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary